Exhibit 99.1

Collective Mining to Present at Mining Forum Americas 2026 in Colorado Springs

MIAMI, Sept. 23, 2026 /CNW/ -- Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that Ari Sussman, Executive Chairman, will present at Mining Forum Americas 2026, being held from September 27-30, 2026, at The Broadmoor Hotel & Resort in Colorado Springs, CO.

Mr. Sussman will present on Tuesday, September 29, 2026, at 4:10 pm Mountain Daylight Time (MDT) in Bartolin Hall Stage 1.

The presentation will be streamed live and can be viewed at the following link:
https://americas.miningforum.com/member-webcast/4655/

Presentation materials will be made available on the Company's website at www.collectivemining.com

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten deposit that now hosts a maiden Mineral Resource of 2.58 million ounces AuEq Indicated (37.0 Mt at a grade of 2.17 g/t AuEq) and 2.83 million ounces AuEq Inferred (48.2 Mt at a grade of 1.83 g/t AuEq). The Company's objectives at the Guayabales Project are to continue expansion and infill drilling at Apollo while advancing technical, environmental and permitting work across the project.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and, as a result, are fully aligned with shareholders. The Company is listed on both Nasdaq and the TSX under the trading symbol "CNL".

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveCNL) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

For further information regarding the Apollo Mineral Resource, including the effective date, data verification, key assumptions, parameters and methods used to estimate the Mineral Resource, and related risks, see the Company's news release dated September 8, 2026 entitled "Collective Mining Announces Maiden Mineral Resource for its Apollo Deposit at the Guayabales Project".

Forward Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. Readers should refer to the Risks section in the Company's Annual Information Form, dated March 30, 2026.

Cautionary Note to United States Investors

The Company is a Canadian issuer that reports its Mineral Resource information in accordance with NI 43-101 and the CIM Definition Standards, which differ from the mineral property disclosure requirements applicable to U.S. domestic issuers under Subpart 1300 of Regulation S-K ("S-K 1300"). As a foreign private issuer eligible to file reports with the U.S. Securities and Exchange Commission pursuant to the U.S.-Canada Multijurisdictional Disclosure System, the Company is not currently required to prepare its mineral property disclosure in accordance with S-K 1300. Accordingly, Mineral Resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies subject to S-K 1300, and there can be no assurance that Mineral Resources reported by the Company under NI 43-101 would be the same if prepared in accordance with S-K 1300.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com

CO: Collective Mining Ltd.

CNW 12:00e 23-SEP-26